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                                                Filed by Brooks Automation, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities
                                                           Exchange Act of 1934.

                                           Subject Company: PRI Automation, Inc.
                                                 Commission File Number: 0-24934


Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:


                              FOR IMMEDIATE RELEASE

For further information contact:

FOR BROOKS AUTOMATION:                      FOR PRI AUTOMATION:
John Biasi                                  Michelle Goodall Faulkner
Vice President of Marketing                 Director of Corporate Communications
978-262-5799                                978-670-4270 ext. 3161
john.biasi@brooks.com                       mfaulkner@pria.com



           BROOKS AND PRI TO MERGE, CREATING SEMICONDUCTOR INDUSTRY'S LEADING SUPPLIER OF AUTOMATION SYSTEMS, SOFTWARE AND SERVICES

CHELMSFORD and BILLERICA, MA - October 24, 2001 - Brooks Automation Inc. (Nasdaq: BRKS) and PRI Automation, Inc. (Nasdaq: PRIA, TSE: PRJ) today announced a definitive agreement under which Brooks will acquire PRI, creating the leading supplier of semiconductor automation systems, software and services, with pro forma annual sales for fiscal year 2001 (ended September 30, 2001) of approximately $700 million. With complementary technologies, products, distribution channels and customer relationships, the combined enterprise will be uniquely positioned to offer customers fully integrated, end-to-end solutions through a single provider, enhancing their ability to bring advanced semiconductor products to market more quickly and cost-effectively.

Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, PRI shareholders will receive 0.52 shares of Brooks stock for each PRI share held, representing a value of approximately $380 million net of cash. Following completion of the transaction, which is expected to occur during the first quarter of 2002, the combined company will be 61% owned by Brooks shareholders and 39% owned by PRI shareholders. The transaction is expected to be accretive to Brooks' earnings in fiscal 2003, the first full fiscal year following completion, reflecting expected operational synergies of more than $20 million.


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Robert J. Therrien, President and Chief Executive Office of Brooks Automation,
and Ellen B. Richstone, Brooks Automation's Chief Financial Officer, will hold the same positions in the combined company, which will be known as Brooks-PRI Automation, Inc., and headquartered in Chelmsford, Massachusetts. Brooks-PRI's seven-member board of directors will consist of all five current Brooks directors and two PRI directors including Mitchell G. Tyson, President and CEO of PRI.

"Brooks-PRI Automation will be exceptionally well positioned to enhance the productivity of semiconductor manufacturers as they drive for faster time to market with next-generation products," said Mr. Therrien. "Our customers will benefit from doing business with a global company that can provide the hardware, software and professional services required to manage every wafer move in the fab. Our industry expertise in terms of products, people and intellectual property will be unsurpassed, and we will have the strategic, operational and financial strength required to build long-term value for customers, employees and shareholders."

"I am tremendously excited about the creation of Brooks-PRI Automation," said Mr. Tyson. "The semiconductor fab of the future will need to be highly flexible, efficient and intelligent. It must be fully automated to optimize the flow of material and information. No company will be better able to capture this market opportunity, help drive the transition to 300mm, and build shareholder value."

"No semiconductor manufacturer today can hope to succeed without a highly integrated fab automation solution," said Dan Hutcheson, President of VLSI Research Inc. "This acquisition brings together two great automation companies who have longed shared this vision. Now, no other company can deliver on integrated automation like Brooks-PRI."

Completion of the merger is subject to shareholder and regulatory approval and customary closing conditions.

Brooks was advised by Credit Suisse First Boston Corporation with regard to the transaction, and PRI was advised by MorganStanley.

Conference Call Information

A conference call to discuss this announcement is scheduled for today, Wednesday, October 24, at 8:30 a.m. Eastern time. The dial-in telephone number is 800-811-7286, password 419676. International callers only should dial 913-981-4902. A replay of the call will be available at 888-203-1112, password 419676, from approximately noon, Eastern time, on Wednesday, October 24 until 8:00 p.m. Eastern time on Tuesday, October 30. International callers can access the replay at 719-457-0820.

About PRI Automation

PRI Automation, Inc., headquartered in Billerica, Massachusetts, is a leading global supplier of advanced factory automation systems, software, and services that optimize the productivity of


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semiconductor and precision electronics manufacturers, as well as OEM process tool manufacturers. PRI is the only company to provide a tightly integrated and flexible hardware and software solution that optimizes the flow of products, data, materials and resources throughout the production chain. PRI has thousands of systems installed at approximately one hundred locations throughout the world. For more information visit PRI online at www.pria.com.

About Brooks Automation

Brooks Automation is a leading supplier of integrated automation solutions for the global semiconductor, data storage and flat panel display manufacturing industries. As an established market leader in hardware and software automation, Brooks Automation continues to pioneer "best-in-class" technologies that outperform their competitors from vacuum and atmospheric robots, cluster tool platforms and modules, ultra-clean mini-environments for isolating processing equipment and wafers to factory and tool automation software and integration services. Both OEM and fab customers leverage Brooks Automation's products and services to optimize total fab performance in dynamic manufacturing environments. The Company has ISO 9001 certification, is headquartered in Chelmsford, MA and has direct operations in the United States, Canada, Europe, Japan, Korea, Taiwan, Singapore and China. Brooks Automation's web site is www.brooks.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

The foregoing discussion contains forward-looking statements related to the anticipated benefits, operational efficiencies and future financial results of the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory and shareholder review and approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional known and unknown risks and uncertainties including, without limitation, risks relating to the ability of the companies to integrate in a cost effective, timely manner without material loss of employees or customers, the companies' dependence on the cyclical semiconductor industry, the companies' dependence on relatively few customers for a significant portion of its revenues, the companies' reliance on sales to OEM customers and the lengthy sales cycles of those customers, the companies' ability to continue to successfully develop and market new products and product enhancements on a timely basis, the highly competitive nature and rapid technological change that characterize the industries in which the companies compete, the risk of recently initiated securities class action litigation against PRI Automation being settled on an unfavorable basis to the combined company, and other risks and uncertainties described in the companies' reports and registration statements filed with the Securities and Exchange Commission. As a result, there can be no assurance that the combined or individual companies' future performance will not be materially different than projected. The companies also operate in an industry sector where securities' values are highly volatile and may be influenced by economic and other factors beyond the companies' control. The forward-looking statements contained herein speak only of the companies' expectations as of the date of this press release. The companies expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the companies' expectations or any change in events, conditions or circumstances on which any such statement is based.


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Investors and security holders are advised to read the joint proxy statement/prospectus regarding the transaction described in these materials, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the SEC by Brooks and PRI. Security holders may obtain a free copy of the joint proxy statement/prospectus, when it becomes available, and other related documents filed by Brooks and PRI at the SEC's Web site at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained by contacting either company. Brooks, RPI and their respective executive officers and directors may be deemed participants in the solicitation of proxies from their respective stockholders with respect to the transaction contemplated by the merger agreement. The joint proxy statement/prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in the transaction.

Additional Information and Where to Find it:

Brooks will file a Registration Statement on SEC Form S-4 and Brooks and PRI will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and that Brooks and PRI will mail a Joint Proxy Statement/Prospectus to the stockholders of Brooks and PRI containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of these documents may also be obtained by contacting each of the companies' Investor Relations Departments as discussed above.

Brooks and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Brooks with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Brooks' definitive proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on January 24, 2001. This document is available free of charge at the SEC's website indicated above and from Brooks by contacting its Investor Relations Department.

PRI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of PRI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in PRI's definitive proxy statement for its 2001 Annual Meeting of Shareholders filed with the SEC on February 20, 2001. This document is available free of charge at the SEC's website indicated above and from PRI by contacting its Investor Relations Department.

In addition to the foregoing, additional information filed by either company is available at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.